UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Citizens Republic Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)
174420109

 (CUSIP Number)
June 30, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO.	174420109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): JGD Management Corp.
	EIN: 13-3633324

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		11,062,499

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,062,499

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,062,499

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	Approximately 10.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:	Citizens Republic Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

328 S. Saginaw St.
Flint, Michigan 48502

Item 2(a).	Name of Person Filing:

This Schedule is being filed by JGD Management Corp. (“JGD”), a Delaware corporation, with respect to:

(i) 3,725,499 shares of Common Stock (which consist of (a) 933,149 shares of Common Stock, and (b) 223,388 shares of the issuer’s Contingent Convertible Perpetual Non-Cumulative Preferred Stock , Series A, (the “Preferred Stock”) which are convertible into 2,792,350 shares of Common Stock) directly owned by York Credit Opportunities Fund, L.P. (“York Credit Opportunities”), a Delaware limited partnership;

(ii) 3,974,999 shares of Common Stock (which consist of (a) 1,729,237 shares of Common Stock and (b) 179,661 shares of Preferred Stock which are convertible into 2,245,762 shares of Common Stock) directly owned by York Enhanced Strategies Fund, LLC (“York Enhanced Strategies”), a Delaware limited liability company; and

(iii) 3,362,001 shares of Common Stock (which consist of (a) 2,150,114 shares of Common Stock and (b) 96,951 shares of Preferred Stock which are convertible into 1,211,887 shares of Common Stock) directly owned by York Credit Opportunities Unit Trust (“York Credit Opportunities Unit Trust”), a trust organized under the laws of the Cayman Islands.

The general partner of York Credit Opportunities and the managers of York Enhanced Strategies and York Credit Opportunities Unit Trust have delegated certain management and administrative duties of such funds to JGD. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of JGD is:

c/o York Capital Management
767 Fifth Avenue 17th Floor
New York, New York 10153

Page 3 of 6 Pages

Item 2(c).	Citizenship:	The place of organization of JGD is Delaware.

Item 2(d).	Title of Class of Securities:	Common Stock, no par value

Item 2(e).	CUSIP Number:	174420109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1 (b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	11,062,499

Page 4 of 6 Pages

(b) Percent of class:	10.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	11,062,499

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	11,062,499

(iv) Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above for JGD is based on an aggregate of 101,907,786 shares of Common Stock outstanding, which consists of (i) 75,753,337 shares of Common Stock outstanding as of April 25, 2008, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2008, (ii) the issuance and sale of 19,904,450 shares reported in the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2008, and (iii) the number of shares of Common Stock issuable to JGD if JGD were to convert all of its shares of Preferred Stock into shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Credit Opportunities, York Enhanced Strategies or York Credit Opportunities Unit Trust, as the case may be, all of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 5 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: July 10, 2008

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 6 of 6 Pages